Exhibit 3.13

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

First Quantum Minerals Ltd.

8th Floor - 543 Granville Street Vancouver, BC V6C 1X8

Item 2 – Date of Material Change:

March 22, 2013

Item 3 – News Release:

The news release attached hereto as Schedule “A” was disseminated over Marketwire on March 22, 2013.

Item 4 – Summary of Material Change:

First Quantum Minerals Ltd. (“First Quantum” or the “Company”) and its wholly-owned subsidiary FQM (Akubra) Inc. (“Akubra” and together with First Quantum, the “Offeror”) announced that, as at 11:59 p.m. (Eastern Daylight Time) on March 21, 2013, a total of 60,120,405 common shares (the “Inmet Shares”) of Inmet Mining Corporation (“Inmet”, TSX Symbol “IMN”), representing 85.5% of the outstanding Inmet Shares (on a fully diluted basis), had been tendered to the Offeror’s offer (the “Offer”) to acquire all of the outstanding Inmet Shares. Subsequent to the date of the press release and upon confirmation of the number of Inmet Shares validly tendered pursuant to Notices of Guaranteed Delivery, the Offeror took-up and made payment in respect of 59,979,309 Inmet Shares, being all of those Inmet Shares validly tendered under the Offer.

The Offer was also extended and is now open for acceptance until 5:00 p.m. (Eastern Daylight Time) on April 1, 2013 in order to allow Inmet shareholders an additional opportunity to tender to the Offer. If the Offeror is successful in acquiring 90% of the Inmet Shares (on a fully diluted basis) under the Offer, the Offeror intends to acquire the balance of the Inmet Shares by way of Compulsory Acquisition (as defined in the Offer Circular), as more fully described in the Offer circular dated January 9, 2013, as varied and extended by notices of variation and extension dated February 8, 2013, February 27, 2013, March 11, 2013 and March 21, 2013 (collectively, the “Offer Circular”). If the Offeror does not acquire 90% of the Inmet Shares (on a fully diluted basis) under the Offer, the Offeror will be implementing a Subsequent Acquisition Transaction (as defined in the Offer Circular) to acquire the balance of the Inmet Shares, all as more fully described in the Offer Circular.

In addition, the Offeror entered into a facility agreement dated March 20, 2013 (the “Facility”) with Standard Chartered Bank (“SCB”) in the amount of US$2,500 million, which Facility, in addition to other funding sources, has been, and is being, used to pay the cash component of the consideration payable under the Offer.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

The Offeror announced that, as at 11:59 p.m. (Eastern Daylight Time) on March 21, 2013, a total of 60,120,405 Inmet Shares, representing 85.5% of the outstanding Inmet Shares (on a fully diluted basis), had been tendered to the Offer to acquire all of the outstanding Inmet Shares. Subsequent to the date of the press release and upon confirmation of the number of Inmet Shares validly tendered pursuant to Notices of Guaranteed Delivery, the Offeror took-up and made payment in respect of 59,979,309 Inmet Shares, being all of those Inmet Shares validly tendered under the Offer.

Inmet shareholders who elected: (a) the cash and share alternative will receive $36.00 in cash and 1.6484 common shares of First Quantum per Inmet share; (b) the share alternative will receive 3.2967 common shares of First Quantum per Inmet share; and (c) the cash alternative will receive approximately $40.62 in cash and approximately 1.4367 common shares of First Quantum, subject in each case to adjustment for fractional shares.

The Offer was also extended and is now open for acceptance until 5:00 p.m. (Eastern Daylight Time) on April 1, 2013 in order to allow Inmet shareholders an additional opportunity to tender to the Offer. If the Offeror is successful in acquiring 90% of the Inmet Shares (on a fully diluted basis) under the Offer, the Offeror intends to acquire the balance of the Inmet Shares by way of Compulsory Acquisition (as defined in the Offer Circular), as more fully described in the Offer Circular. If the Offeror does not acquire 90% of the Inmet Shares (on a fully diluted basis) under the Offer, the Offeror will be implementing a Subsequent Acquisition Transaction (as defined in the Offer Circular) to acquire the balance of the Inmet Shares, as more fully described in the Offer Circular.

Description of the Facility

The Offeror entered into the Facility in the amount of US$2,500 million, which Facility, in addition to other funding sources, has been, and is being, used to pay the cash component of the consideration payable under the Offer.

The Facility sets out the terms and conditions on which SCB has agreed to make available to the Offeror the US$2,500 million. The Facility matures on the earlier of twelve months from date of initial utilization of the Facility and fifteen months from the date on which a definitive facility agreement between, among others, the Offeror and SCB is entered into (the “Termination Date”).

Amounts outstanding under the Facility will bear interest at a rate per annum equal to 2.75% above the applicable London Interbank Offered Rate plus mandatory costs, if any. Fifty percent of amounts drawn under the Facility (subject to a minimum amount of US$1 billion) is to be repaid by December 31, 2013, with the balance of the Facility to be repaid on the Termination Date.

The Offeror may voluntarily prepay the Facility at any time by giving not less than seven Business Days’ (defined in the Facility as a day, other than Saturday, Sunday and public holidays, on which banks are open in London, New York and Toronto) prior notice in minimum amounts of US$100 million and in integral multiples of US$10 million along with accrued interest on the amount prepaid and, subject to break costs, without premium or penalty.

Any amount under the Facility cancelled or prepaid cannot be re-borrowed.

The Offeror must mandatorily prepay the Facility if:

(i)	there is a sale of all or substantially all of the assets or business of First Quantum or its subsidiaries;

(ii)	a change of control of First Quantum occurs or First Quantum ceases to be the beneficial owner of 100 percent of the issued share capital of the Offeror;

(iii)	First Quantum ceases to hold:

(A)	its existing direct or indirect beneficial ownership in any of Kansanshi Mining Plc, FQM Kevitsa Mining OY, Mauritanian Copper Mines SA, FQM Australia Nickel Pty Ltd or Akubra or any of their respective subsidiaries,

(B)	its direct or indirect beneficial ownership of, following the completion of the Offer, Inmet and its subsidiaries, or

(C)	its direct or indirect beneficial ownership of, following any amalgamation of Akubra and Inmet, the amalgamated entity or its subsidiaries,

(together, the “Material Group”);

(iv)	there is a sale of all or substantially all of the assets or business of any member of the Material Group, or

(v)	illegality occurs.

Further the Offeror must mandatorily prepay the Facility (subject to agreed exceptions) with the proceeds of:

(i)	any disposal of assets of Akubra, First Quantum or FQM Finance Ltd.;

(ii)	any new debt raised by any of First Quantum or its subsidiaries, including but not limited to any of Inmet or its subsidiaries post acquisition;

(iii)	any disposal of beneficial stake in the Enterprise Nickel Project, the Sentinel Copper Project or the Haquira Prospect by First Quantum, subject to its beneficial interest not reducing to less than 51 percent of the total issued share capital of such entity;

(iv)	any claims under the Offer Circular; and

(v)	any of the shares in any of First Quantum or its subsidiaries if sold or issued by way of flotation, rights issue, public placing, listing or other public offering.

Any mandatory prepayment shall be made with accrued interest on the amount prepaid and, subject to break costs, without premium or penalty.

The Offeror intends to refinance the Facility through a combination of cash on hand and debt financing. The Facility will be guaranteed by First Quantum and FQM Finance Ltd. Security for the Facility will comprise first ranking security, in respect of:

(i)	prior to any merger or amalgamation of Akubra and Inmet (i) the entire issued share capital of Akubra, (ii) security over the share capital of Inmet acquired pursuant to the Offer, and (iii) all bank accounts of Akubra; and

(ii)	following completion of any merger or amalgamation of Akubra and Inmet the entire issued share capital of the merged entity.

The funding commitments under the Facility are subject to conditions typical in commercial lending transactions of this kind, including conditions substantially reflecting the conditions of the Offer. The funding under the Facility bears interest and is subject to fees at levels customary for credit facilities of this kind.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Christopher Lemon, General Counsel and Corporate Secretary, -44 20 7291 6630.

Item 9 – Date of Report:

April 1, 2013

Schedule “A”

NEWS RELEASE 13-17 March 22, 2013 www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES CREATION OF A NEW GLOBAL LEADER IN COPPER

85.5% OF INMET SHARES TENDERED

First Quantum Minerals Ltd. (“First Quantum” or the “Company”, TSX Symbol “FM”, LSE Symbol “FQM”) and its wholly-owned subsidiary FQM (Akubra) Inc. (together, the “Offeror”) today announced that, as at 11:59 p.m. (Eastern Daylight Time) on March 21, 2013, a total of 60,120,405 common shares of Inmet Mining Corporation (“Inmet”, TSX Symbol “IMN”), representing 85.5% of the outstanding Inmet shares (on a fully diluted basis), had been validly tendered to the Offeror’s offer (the “Offer”) to acquire all of the outstanding shares of Inmet. The Offeror has taken up and accepted for payment all such shares and will pay for such shares on or before March 27, 2013.

Inmet shareholders who elected: (a) the cash and share alternative will receive $36.00 in cash and 1.6484 common shares of First Quantum per Inmet share; (b) the share alternative will receive 3.2967 common shares of First Quantum per Inmet share; and (c) the cash alternative will receive $40.60 in cash and 1.4376 common shares of First Quantum, subject in each case to adjustment for fractional shares and to confirmation of the number of Inmet shares validly tendered pursuant to Notices of Guaranteed Delivery.

The Offer has also been extended and will now be open for acceptance until 5:00 p.m. (Eastern Daylight Time) on April 1, 2013 in order to allow Inmet shareholders an additional opportunity to tender to the Offer. If the Offeror is successful in acquiring 90% of the Inmet shares (on a fully diluted basis) under the Offer, the Offeror intends to acquire the balance of the Inmet shares by way of Compulsory Acquisition, as more fully described in the Offer circular. If the Offeror does not acquire 90% of the Inmet shares (on a fully diluted basis) under the Offer, the Offeror will be implementing a Subsequent Acquisition Transaction to acquire the balance of the Inmet shares, as more fully described in the Offer circular. Inmet shareholders are urged to tender their Inmet shares, to the extent they have not already done so, prior to the expiry of the Offer at 5:00 p.m. (Eastern Daylight Time) on April 1, 2013 in order to receive payment for their shares sooner rather than later.

The combination of the First Quantum and Inmet assets has created one of the world’s leading copper producers with a geographically diversified portfolio of high-quality operations and development projects in eight countries across four continents.

With pro forma revenues in 2013 forecast to be in excess of US$3.5 billion and a strategic plan to produce more than 1.3 million tonnes per annum of copper by 2018, the Company is poised to become the largest, widely-held pure-play copper producer and one of the top five copper producers in the world.

The Company will be one of the fastest growing copper companies with a projected compound annual growth in copper production of more than 20% for at least the next decade. It is also positioned to benefit from a strengthened financing profile, greater liquidity, the ability to generate substantial free cash flow and the flexibility to use debt and equity capital markets at a lower long-term cost.

First Quantum’s immediate focus now is to integrate the operations and people of the two companies in order to maximize the best elements of both to create an enlarged and unified Company with a much stronger corporate and financial profile.

First Quantum recognizes the success that Inmet has had in developing a social license to operate at Cobre Panama and in operating well-managed and efficient mines at Las Cruces in Spain, Çayeli in Turkey and Pyhäsalmi in Finland.

Las Cruces, Çayeli and Pyhäsalmi are valuable additions to First Quantum’s operating asset base.

At Cobre Panama, the Company will build upon what has already been achieved by bringing First Quantum’s technical expertise and proven ability to deliver projects efficiently. The combination of the two project development teams and the Company’s enhanced financial capability will substantially de-risk Cobre Panama and drive further value creation.

In the short term, First Quantum will conduct a detailed review of Cobre Panama to determine the appropriate next steps in how the project can be completed as efficiently as possible. An update on the outcome of this review will be provided in due course.

Philip Pascall, First Quantum’s Chairman and Chief Executive Officer, commented:

“We are delighted to have successfully completed the Offer and are grateful for the overwhelming support that Inmet shareholders have shown for our vision of a new global leader in copper. This transaction is a substantial advancement in our long-stated objective of geographical diversification.

We are now focused on turning the vision into reality by putting together the great strengths of both companies – their high-quality mining assets and their equally high-quality human resources – to create a new global leader in copper with a far broader and more geographically diversified and dynamic portfolio of operating and development assets than either company on a standalone basis.

The combined group now has the management team and financial capacity to ensure that our strategic target of 1.3 million tonnes of copper production per annum within the next five years is achieved. We look forward to working with all stakeholders in what is undoubtedly an exciting future.”

Bankers, Advisors and Information Agent

First Quantum engaged Jefferies International, Goldman, Sachs & Co., and RBC Capital Markets to act as its financial advisors in connection with the Offer. Fasken Martineau DuMoulin LLP acted as legal counsel to First Quantum in connection with the Offer.

Financing for the Offer is being provided by Standard Chartered Bank.

Georgeson Shareholder Communications Canada, Inc. has been retained as information agent for the Offer. Shareholders may contact Georgeson at:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

Forward-Looking Information

Certain statements and information in this press release, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated completion of the proposed Offer and the anticipated strategic and operational benefits of the Offer. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained in this press release, First Quantum has made numerous assumptions including, among other things, assumptions about the price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, and other anticipated costs and expenditures. Although management of First Quantum believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that any forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties and other factors include, but are not limited to, uncertainties surrounding the ability to realize operational synergies following completion of the Offer, reliance on Inmet’s publicly available information which may not fully identify all risks related to its performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland, Turkey, Spain, Panama and Australia, adverse weather conditions in any of the foregoing countries, labour disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, and the production of off-spec material.

See First Quantum’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors, many of which are beyond the control of First Quantum, that might cause actual results, performances, achievements or events to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

While First Quantum may elect to update the forward-looking statements at any time, First Quantum does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement in this press release represent management’s estimate as of any date other than the date of this press release.

Other

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of First Quantum or Inmet. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

First Quantum has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular relating to its offer to Inmet shareholders. FIRST QUANTUM URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by First Quantum with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained free of charge from First Quantum’s website at www.first-quantum.com or upon request made to First Quantum at 8th Floor, 543 Granville Street, Vancouver, British Columbia V6C 1X8.

For further information visit our web site at www.first-quantum.com

North American contact: Sharon Loung, Director, Investor Relations

Tel: (647) 346-3934 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: sharon.loung@fqml.com

United Kingdom contacts: Clive Newall, President

Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@fqml.com

Jefferies International: Peter Bacchus, Managing Director Tel: +44 778 994 3482

Media: Harmony International: Brian Cattell, Senior Partner Tel: +44 20 7016 9155